UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Jorge de Figueiredo Correa, nº 1632, parte
CEP 13087-397 - Jardim Professora Tarcilla, Campinas – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Company Registry (NIRE): 35.300.186.133

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

MINUTES OF THE 409th MEETING OF THE BOARD OF DIRECTORS

HELD ON APRIL 24th, 2020

1.         DATE, TIME AND PLACE: At 03:00 p.m., on April 24th, 2020, at the headquarters of the Company, located at Jorge de Figueiredo Correa Street, 1632 - parte - Jardim Professora Tarcília, ZIP code 13087-397, in the City of Campinas, State of São Paulo.

2.         CALL NOTICE: The meeting was called pursuant to Paragraph 3rd, Article 17 of the Bylaws of CPFL Energia.

3.         ATTENDANCE: All the members of the Board of Directors (“Board”), pursuant to Paragraph 7th, Article 17 of the Bylaws.

4.         PRESIDING BOARD: Chairman – Bo Wen and Secretary – Valter Matta.

5.         MATTER DISCUSSED AND RESOLUTION TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived as all those present were aware of its contents. The Directors also resolved that these minutes will be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes without the signatures of the directors and the suppression of strategic and/or confidential information.

After discussing and examining the item on the Agenda, the Directors, by unanimous vote of those present, resolved:

(i) To approve, in terms of the Board of Executive Officers’ Resolution No. 2020090-C, the granting of corporate guarantees and signing the Financial Agreements as Intervening Party by CPFL Energia S.A. (“CPFL Energia”) to its controlled companies Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”), RGE Sul Distribuidora de Energia S.A. (“RGE”) and Companhia Jaguari de Energia (“CPFL Santa Cruz”) (jointly “Discos”) in form of warranty, in the amount of up to R$ 3,470,000,000.00 (three billion, four hundred and seventy million reais), under the conditions and terms below, undertaking as guarantor and main payer of all amounts due under the Financing Agreements, in favor of Discos, expressly waiving the benefits of articles 366, 827 and 838 of the Civil Code, and taking responsibility , until the final settlement of the Financing Agreements, for the faithful and exact fulfillment of all the obligations assumed therein by Discos; as well as to recommend the favorable vote to its representatives in the deliberative bodies of Discos to:

(a) approval for the signing of the financing contract through the opening of credit between Discos and the Banco Nacional de Desenvolvimento e Social ("BNDES") in the FINEM Direto modality, in the total amount of up to R$ 3,470,000,000.00 (three billion, four hundred and seventy million reais) under the following conditions:

(a.i) with estimated cost for all Financing Contracts in which interest will be payable, levied on the main debt, corresponding to the compound rate:

(a.i.a) by the accumulated variation of the Índice Nacional de Preços ao Consumidor Amplo (“IPCA”) released by IBGE, calculated on a pro rata temporis basis;

(a.i.b) at the fixed interest rate of the Long Term Rate (TLP) defined in the contracting month, as provided for in the legislation; and

(a.i.c) by the BNDES spread of 2.25% (two integers and twenty-five hundredths percent) per year, the latter two based on a calendar of 252 (two hundred and fifty-two) working days, calculated pro rata temporis, under compound capitalization, in accordance with the system provided for in the Financing Agreements;

(a.ii) with a term of up to 20 (twenty years) years with a grace period until June 2023 and amortization until April 2040;

(a.iii) the aforementioned funds will be used to implement the Discos Investment Plan for the period from January 2020 to December 2022, as follows:

(a.iii.a) For CPFL Paulista, a credit in the maximum amount of R$ 1,315,507,300.00 (one billion, three hundred and fifteen million, five hundred and seven thousand and three hundred reais), intended for the implementation of the CPFL Paulista investments for the period from January 2020 to December 2022, divided into 2 (two) sub-credits: (1) Sub-credit “A”, in the amount of up to R$ 312,595,800.00 (three hundred and twelve million, five hundred and ninety-five thousand and eight hundred reais); and (2) Sub-credit “B”, in the amount of up to R$ 1,002,911,500.00 (one billion, two million, nine hundred and eleven thousand and five hundred reais) and the amortization should occur for: (i) Sub-credit “A”, in 48 (forty-eight) monthly and successive installments, each in the amount of the main maturing of the debt, divided by the number of amortization installments not yet due, the first installment being due on July 15th, 2023; and (ii) Sub-credit “B”, in a single installment, in the amount of the main maturing of the debt, maturing on July 15th, 2027; CPFL Paulista committing itself, in both cases, to settle with the last installment, on June 15th, 2027, all obligations arising from the respective Financing Agreement (ii-a) In case the concession granted to CPFL Paulista be renewed by the Granting Authority, with the signing of a new Concession Contract between CPFL Paulista and the Union, through the National Electric Energy Agency (“ANEEL”), with a term equal to or later than the date of the last installment indicated for Sub-credit “B ”, And proven to BNDES until April 30th, 2027, the principal of the debt resulting from Sub-Credit“ B ”shall be paid to BNDES in 154 (one hundred and fifty-four) monthly and successive installments, each of them in the amount of the principal maturing of the debt, divided by the number of amortization installments not yet due, the first installment being due on July 15th 2027 and the last installment on April 15th, 2040.

(a.iii.b) For CPFL Piratininga, a credit in the maximum amount of R$ 424,487,900.00 (four hundred and twenty-four million, four hundred and eighty-seven thousand and nine hundred reais), intended for the implementation of the Investment Plan of CPFL Piratininga for the period from January 2020 to December 2022, divided into 2 (two) sub-credits: (1) Sub-credit “A”, in the amount of up to R$ 126,085,500.00 (one hundred and twenty-six million, eighty-five thousand and five hundred reais); and (2) Sub-credit “B”, in the amount of up to R$ 298,402,400.00 (two hundred and ninety-eight million, four hundred and two thousand and four hundred reais), and amortization should occur for: (i) Sub-credit “A”, in 60 (sixty) monthly and successive installments, each of them in the amount of the principal maturing of the debt, divided by the number of amortization installments not yet due, the first installment being due on July 15th 2023; and (ii) Sub-credit “B”, in a single installment, in the amount of the principal, maturing on July 15th, 2028; CPFL Piratininga undertaking, in both cases, to settle with the last installment, on June 15th, 2028, all obligations arising from the respective Financing Agreement; (ii-a) If the concession granted to CPFL Piratininga is renewed by the Granting Authority, with the signing of a new Concession Agreement between CPFL Piratininga and the Union, through the National Electric Energy Agency (“ANEEL”), with an effective term equal to or after the date of the last installment indicated for Sub-Credit “B”, and proven to BNDES until April 30th, 2028, the principal of the debt resulting from Sub-Credit “B” shall be paid to BNDES in 142 (one hundred and forty two) monthly and successive installments, each in the amount of the principal, divided by the number of amortization installments not yet due, the first installment being due on July 15th  2028 and the last installment, in April 15th, 2040;

(a.iii.c) For RGE, a credit in the maximum amount of R$ 1,485,619,500.00 (one billion, four hundred and eighty-five million, six hundred and nineteen thousand and five hundred reais), intended for the implementation of the Investment Plan of RGE for the period from January 2020 to December 2022, divided into 2 (two) sub-credits: (1) Sub-credit “A”, in the amount of up to R$ 353,018,500.00 (three hundred and fifty-three million, eighteen thousand and five hundred reais); and (2) Sub-credit “B”, in the amount of up to R$ 1,132,601,000.00 (one billion, one hundred and thirty-two million, six hundred and one thousand reais) and amortization should occur for: (i) Sub-credit “A”, in 48 (forty eight) monthly and successive installments, each of them in the amount of the principal maturing of the debt, divided by the number of amortization installments not yet due, the first installment being due on July 15th 2023; and (ii) Sub-credit “B”, in a single installment, in the amount of the principal, maturing on July 15th, 2027; RGE undertaking, in both cases, to settle with the last installment, on June 15th, 2027, all obligations arising from the respective Financing Agreement; (ii-a) If the concession granted to RGE is renewed by the Granting Authority, with the signing of a new Concession Agreement between RGE and the Union, through the National Electric Energy Agency (“ANEEL”) , with an effective term equal to or after the date of the last installment indicated for Sub-Credit “B”, and proven to BNDES until April 30th, 2027, the principal of the debt resulting from Sub-Credit “B” shall be paid to BNDES in 154 (one hundred and fifty-four) monthly and successive installments, each in the amount of the principal, divided by the number of amortization installments not yet due, the first installment being due on July 15th 2027 and the last installment, in April 15th, 2040;

(a.iii.d) For CPFL Santa Cruz, a credit in the maximum amount of R$ 244,385,300.00 (two hundred and forty-four million, three hundred and eighty-five thousand and three hundred reais), intended for the implementation of the Investment Plan of CPFL Santa Cruz for the period from January 2020 to December 2022; and the amortization should occur in 202 (two hundred and two) monthly and successive installments, each of them in the amount of the principal maturing of the debt, divided by the number of amortization installments not yet due, the first installment being due on July 15th 2023, CPFL Santa Cruz committing to settle with the last installment, on April 15th, 2040, all obligations arising from the respective Financing Agreement;

(b) approval for hiring the custodian agent that will be responsible for maintaining the guarantee of the receivables, with the need to open up to 3 (three) bank accounts per Disco when contracting, as well as authorization to pay the expenses necessary to make the contracting feasible said financing.

(c) approval for the opening of up to 12 (twelve) new bank accounts, with up to 3 (three) new accounts for each Disco, in order to fulfill contractual obligations of reserve accounts (guarantees).

(d) approval of the constitution of Real and Personal Guarantees, through the linking of receivables and presentation of a reserve account, by Discos, in order to ensure the punctual and full payment of the obligations assumed by Discos under the Financing Agreements in which the payment of any obligations arising from the Financing Agreements will be guaranteed by: (i) fiduciary assignments, granted by Discos in favor of BNDES, of the following rights, as regulated in the each Fiduciary Rights Assignment, Account Management and Other Covenants to be signed between BNDES, each of the Discos and the Custodian Agent to be chosen by Discos (“Assignment Contracts”): (i.a) the revenue from credit rights arising from the provision of electricity distribution services for each Disco, which correspond to at least 300% (three hundred percent) of the value of the debt service, including principal, interest and other accessories; (i.b) the funds deposited in the respective “Centralizing Accounts”, defined and regulated in the Assignment Contracts; and (ii) corporate guarantee granted by CPFL Energia, in favor of BNDES, in the form of a guarantee, as approved above;

(e) authorization for the representatives of the Discos to negotiate all terms and conditions that may apply to the Financing Contracts and to the Real and Personal Guarantees and to all the documents necessary for the formalization of the deal, in accordance with the conditions established herein

(f) authorization for the execution, by Discos, within the limits of the obligations assumed in the Financing Agreements, of any other instruments or documents and their eventual amendments related to the Financing Agreements and the instruments of the Real and Personal Guarantees, related to constant obligations of said documents and/or that may be necessary for their complete effectiveness.

(g) the present approval and vote recommendation are independent of the corporate guarantee approved by CPFL Energia’s management bodies, through Resolution N. 2019371-C and 395th Board of Directors Meeting held on December 18th, 2019.

6. CLOSURE: There being no further business to discuss, the meeting was closed and these minutes were drawn up, read, approved and signed by all present members and the secretary. Mr. Bo Wen (Chairman), Mr. Shirong Lyu, Mr. Hong Li, Mr. Yang Qu, Mr. Anselmo Henrique Seto Leal, Mr. Yumeng Zhao, Mr. Gustavo Estrella, Mr. Antonio Kandir, Mr. Marcelo Amaral Moraes and Mr. Valter Matta (Secretary).

For legal purposes, the Portuguese version shall prevail.

I hereby certify that this is copy of the original minutes drawn up in the Board of Directors’ Meetings Book.

Campinas, April 24th, 2020.

Bo Wen

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 6, 2020

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.